Registration Statement No. 333-194144
Dated February 4, 2015
Filed Pursuant to Rule 433

BMO GOLDRsSM
Client Booklet

Summary

BMO GOLDRsSM, or Gold Deposit Receipts, are SEC-registered securities that are DTC-eligible.

The Vaulted Gold Bullion Trust (the “Trust”) issues Gold Deposit Receipts, representing an undivided beneficial ownership in a fixed quantity of unencumbered, allocated, physical gold bullion (“Gold Bullion”). The Gold Bullion is held for the benefit of holders of Gold Deposit Receipts in an account operated by Bank of Montreal (“BMO”) at the Royal Canadian Mint (the “Mint”). The Bank of New York Mellon is the trustee of the Trust.

The objective of the Trust is to provide a secure and convenient way for investors to make an investment in Gold Bullion on a spot basis. As a result, at any given time, the value of the Gold Deposit Receipts is intended to reflect the spot price of gold held by the Trust. The Trust is not actively managed. The Trust does not engage in any activities designed to obtain a profit from, or to prevent losses caused by, changes in the spot price of gold. The Trust uses all proceeds, less a deposit fee of up to 2%, from the sale of Gold Deposit Receipts to purchase a fixed quantity of Gold Bullion that corresponds to the then outstanding Gold Deposit Receipts and holds it in an account that is operated by BMO at the Mint.

Subject to payment of certain withdrawal and delivery fees and applicable taxes, holders of Gold Deposit Receipts may elect to redeem their Gold Deposit Receipts through certain financial institutions that are participants of the Gold Deposit Receipt platform (an “Authorized Participant”) and receive physical gold, as described in the prospectus, or may elect to sell their Gold Deposit Receipts for cash through an Authorized Participant by having their corresponding portion of Gold Bullion sold for cash to BMO, if BMO chooses to purchase the Gold Bullion at that time. Physical gold will be delivered only in authorized “delivery states.” BMO may suspend redemptions from time to time, in its sole discretion, due to the occurrence of market disruption, force majeure or other events. The Trust may terminate under certain circumstances discussed in the prospectus. If a termination event occurs, BMO will sell the Gold Bullion, and will deliver to you the resulting proceeds as promptly as practicable after the termination event occurs.

The Trust is not an investment company registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act, and the initial depositor is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool, or a commodity trading advisor. The Trust will comply with certain reduced reporting requirements.

Gold Deposit Receipts are neither interests in, nor obligations of BMO, as the initial depositor, or The Bank of New York Mellon, as trustee.

The Gold Deposit Receipts will not be listed or traded on any securities exchange and are continuously offered through BMO Capital Markets Corp., acting as Sole Placement Agent.

Under no circumstances may any purchase of the Gold Deposit Receipts be made with borrowed funds or leverage from, or on margin provided by, an Authorized Participant.

Investor Considerations

Investing in Gold Deposit Receipts involves significant risks. An investment in the Gold Deposit Receipts represents an investment in gold, which may not be appropriate for all investors. You should consider carefully the risks discussed below and under “Risk Factors” in the prospectus before making an investment in the Gold Deposit Receipts.

•	The Trust has no history of operations and BMO and its management has a limited history of operating investment vehicles similar to the Trust.

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The value of the Gold Deposit Receipts relates directly to the value of the Gold Bullion held by the Trust and fluctuations in the price of gold could materially adversely affect an investment in the Gold Deposit Receipts.

•	The value of Gold Bullion is not guaranteed, which may cause your investment in the Gold Deposit Receipts to be volatile.

•	Disruptions in trading may materially adversely affect the value of the Gold Deposit Receipts.

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The Trust is a passive investment vehicle. This means that the value of the Gold Deposit Receipts may be adversely affected by Trust losses that, if the Trust had been actively managed, it might have been possible to avoid.

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Because the Trust holds solely Gold Bullion, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio. Activities in the gold market could affect your investment in the Gold Deposit Receipts.

•	The Trust may be required to terminate and liquidate at a time that is disadvantageous to holders of Gold Deposit Receipts.

•	The Trust may postpone, suspend or reject redemption requests in certain circumstances, which may limit the ability of a holder of Gold Deposit Receipts to obtain liquidity.

•	The Trust may suspend redemptions or purchases of Gold Deposit Receipts for cash at any time as a result of suspensions in the purchase of Gold Bullion by BMO.

•	A redemption or sale notice by a holder is irrevocable.

•	The fees and expenses charged to holders may change.

•	Holders do not have the statutory rights enjoyed by investors in a corporation.

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The Trust does not insure its assets and there may not be adequate sources of recovery if its Gold Bullion is lost, damaged, stolen or destroyed. If there is a loss, damage or destruction of the Trust’s Gold Bullion in the custody of the Mint and BMO does not give timely notice, all claims against the Mint will be deemed waived.

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Under Canadian law, the Trust may have limited recourse against the Mint; the Mint may become a private enterprise, in which case its obligations will not constitute the unconditional obligations of the Government of Canada.

•	There are potential risks arising to the Trust and the holders of Gold Deposit Receipts from an insolvency event relating to the BMO.

•	The Gold Deposit Receipts are not subject to deposit insurance. Holders will not be entitled to protection by the Securities Investor Protection Corporation.

•	Holders should consider the applicable tax consequences of an investment in the Gold Deposit Receipts, and indirectly, in Gold Bullion.

•	Physical delivery of Gold Bullion is not available in every state, and the states approved for delivery may change at any time.

•	Future governmental decisions may have significant impact on the price of Gold Bullion, which will impact the price of the Gold Deposit Receipts.

•	Disruptions in trading may materially adversely affect the Gold Deposit Receipts.

•	Crises may motivate large-scale sales of gold which could decrease the price of gold and adversely affect an investment in the Gold Deposit Receipts.

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Purchasing activity in the gold market associated with the delivery of Gold Bullion to the Trust in exchange for Gold Deposit Receipts may cause temporary increases in the price of gold. This increase may adversely affect an investment in the Gold Deposit Receipts.

•	An investment in the Gold Deposit Receipts may be adversely affected by competition from other methods of investing in gold.

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Holders of Gold Deposit Receipts do not have the protections associated with ownership of interests in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act.

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While you may request an Authorized Participant identify a purchaser for its Gold Deposit Receipts, there can be no assurance that the Authorized Participant will be successful in identifying a potential purchaser for your Gold Deposit Receipts.

•	A request for sale or redemption of a Gold Deposit Receipt is irrevocable.

•	Substantial sales of gold by the official sector could adversely affect an investment in the Gold Deposit Receipts.

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A redeeming holder of the Gold Deposit Receipt that suffers loss of, or damage to, its Gold Bullion during delivery will not be able to claim damages from the delivery carrier, BMO, the Trust or the Mint.

•	BMO, the Mint and service providers engaged by the Trust may not carry adequate insurance to cover claims against them by the Trust.

•	The Trustee and Trust shall have no responsibility or liability for actions taken by BMO or the Mint.

•	Changes in laws or regulations may affect the Gold Deposit Receipts and the Gold Bullion.

•	Transactions through an Authorized Participant are subject to risks related to that Authorized Participant.

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The Trust is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Gold Deposit Receipts less attractive to investors.

BMO GOLDRsSM Advantages

No Annual Fees

BMO GOLDRsSM carry no annual fees.

SEC-Registered & DTC-Eligible

BMO GOLDRsSM are registered with the U.S. Securities and Exchange Commission (“SEC”) and are DTC-eligible. They are designed to be a book-entry solution for investors interested in having their Gold Bullion reflected in a brokerage account without the inconvenience that is typical of a traditional, manual investment in Gold Bullion.

BMO GOLDRsSM are not listed or traded on a securities exchange.

No Tracking Error

BMO GOLDRsSM are designed to eliminate price variance from the underlying interbank spot market for Gold Bullion, which may be associated with traditional gold-backed exchange traded products that trade at a discount or premium to net-asset value, or NAV.

No Derivatives

The BMO GOLDRsSM Program does not use unallocated gold, gold certificates, exchange traded products, derivatives, financial instruments, or any product that represents encumbered gold.

No Empty Vault Risk

BMO GOLDRsSM are designed to eliminate “empty vault risk,” or Gold Bullion lending risk (i.e., the practice of the gold custodian lending, pledging, hypothecating, re-hypothecating or otherwise encumbering any of the investor’s underlying Gold Bullion).

Stored in Canada

BMO GOLDRsSM provide a secure and convenient way to purchase Gold Bullion on a spot basis and hold it in an account of BMO at the Royal Canadian Mint in Canada.

Spot Pricing

Any purchases or sales of GOLDRsSM by BMO will be made available at the prevailing interbank spot gold price.

Alternative to Unregulated Storage Programs

BMO GOLDRsSM offer an alternative to physical Gold Bullion storage providers or programs that are operated by unregulated entities.

Gold Bullion Not Available To Claims of Creditors of BMO

BMO GOLDRsSM use a structure which, under Canadian federal law, ensures that the Gold Bullion held by the Trust would not be available to meet the claims of creditors of BMO in the event of any bankruptcy, insolvency or similar event involving BMO.

Delivery Of As Little As One Ounce

BMO GOLDRsSM are designed to provide investors with an opportunity to request physical delivery for as little as one ounce without the inconvenience or complexity that may be associated with traditional gold-backed exchange traded products.

Physical gold delivery will only be available to certain states. A holder will be required to pay a withdrawal and delivery fee to receive physical gold.

BMO GOLDRsSM Program Details

Who
Issuer: Vaulted Gold Bullion Trust

Trustee: The Bank of New York Mellon

Sponsor: Bank of Montreal

Placement Agent: BMO Capital Markets Corp.

Allocated Gold Storage Facility: Royal Canadian Mint in Canada

What
Investment Product: Gold Deposit Receipts

Trust Assets: 100% Allocated Gold Bullion

Registered under the Securities Act of 1933: Yes

DTC-Eligible: Yes

CUSIP: 92242D106

ISIN: US92242D1063

Actively Managed: No

Maturity: Not applicable

Coupons: None

Dividends: None

Physical Delivery Available: Yes, for as little as one ounce to certain states. Contact your financial advisor

More Info	Website: http://www.bmogold.com SEC Registration Statement: See www.sec.gov; File No. 333-194144

BMO GOLDRsSM can be purchased and
sold by residents (acting through their
Authorized Participant) of any state except
Alabama, Arizona or Tennessee. Registration in
California is pending.

If You Want Physical Delivery:

Investors, acting through their Authorized Participant, may ask for physical delivery of their gold. BMO will deliver physical Gold Bullion only to addresses within the United States that are within a state specifically approved by BMO for delivery under the Program (a “Delivery State”).

■  30 States on this map are shaded blue to indicate that they are Delivery States.

BMO GOLDRsSM http://www.bmogold.com bmo.gold@bmo.com
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll-free 1-844-266-4537 or emailing bmo.gold@bmo.com.

®Registered trade-mark of BMO
GOLDRsSM is a service mark of BMO